Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE: SVM

Silvercorp Intercepts 1.42 Metre Interval Grading 263 g/t Gold and 335 g/t Silver at the HPG Mine, Ying Mining District, China

VANCOUVER, British Columbia – February 19, 2014 – Silvercorp Metals Inc. ("Silvercorp” or the “Company”) (TSX:SVM) (NYSE:SVM) is pleased to report the highlights of its recently completed 2013 step-out drilling program at the HPG and TLP mines in the Ying Mining District, Henan Province, China. The 2013 down-dip drilling exploration tested high-grade zone extensions of the current major veins, targeting the down dip extensions, some 200 to 250 metres (“m”) below the limits of existing resources.

The 2013 drilling program included both underground and surface diamond drilling and totaled 3,459m of core drilling in 14 holes at the HPG mine and 10,289m of drilling in 16 holes at the TLP mine. Twelve of 16 holes at TLP and eight of 14 holes at HPG intercepted significant high-grade mineralization. The results from this drilling program have further extended the down-dip potential of the major mineralized veins at both the HPG and TLP mines and this mineralization remains open to depth.

Highlights of selected intercepts of drill holes include:

HPG Mine:

●	Surface Drill Hole ZK-H17-0012 intercepted a 1.42 metre (“m”) interval from 784.85m to 786.27m downhole, with a 0.65m true width of vein H13, grading 263 grams per tonne (“g/t”) gold (“Au”), 335 g/t silver (“Ag”) 0.73% lead (“Pb”), and 1.74% zinc (“Zn”) at the minus 82m elevation. The same hole also hit a 1.24m interval, (0.57m true width), of vein H11, grading 9.65g/t Au, 286g/t Ag, 4.30% Pb, and 2.19% Zn at the minus 34m elevation;

●	Hole ZK0416 intercepted a 1.90m interval from 167.85 m to 169.75 m, (1.54m true width), of vein H17 grading 1.43g/t Au, 239g/t Ag, 9.43% Pb, and 1.69% Zn at the +327m elevation; and

●	Hole ZK0111 intercepted a 1.90m interval from 76.37 m to 78.86 m, (1.71m true width), of vein H17 grading 1.94g/t Au, 150g/t Ag, 5.53% Pb, and 2.98% Zn at the +316m elevation.

TLP Mine:

●	Surface Hole ZK-III-3120 intercepted a 1.20m interval from 926.33m to 927.53m, (0.80m true width), of vein T3, grading 2.54g/t Au, 220g/t Ag, 0.35% Pb, 0.27% Zn at the +2m elevation;

●	Surface Hole ZK-III-2728 intercepted a 1.38m interval from 563.14m to 564.52m, (0.65m true width), of vein T3E, grading 2.21g/t Au, 338g/t Ag, 0.95% Pb, 1.30% Zn at the +225m elevation; and

●	Surface Hole ZK-III-2510 intercepted a 1.81m interval from 428.29m to 430.10m, (1.48m true width), of vein T33, grading 1.07 g/t Au, 140g/t Ag, 0.69% Pb, and 0.69% Zn at the +404m elevation.

The significant gold mineralization intercepted at depth at the HPG mine, (especially the deepest surface drill hole ZK-H17-0012 that intersected Vein H13 grading 263 g/t Au and 335 g/t Ag) is encouraging as it indicates the presence of a high-grade gold-silver-lead-zinc system about 300m below where the lowest mining tunnels are located. This may represent a change in the style of mineralization from silver-lead-zinc dominated at shallows to a gold dominated style at depth, providing potential for metal resource expansion at depth.

Tables 1 and 2 below lists the assay results of some selected mineralized intersections in the 2013 program drill holes.

Table 1: Selected drilling results from the HPG Mine

Hole ID	From (m)	To (m)	Interval (m)	True Width (m)	Elevation (m)	Ag(g/t)	Au(g/t)	Pb(%)	Zn(%)	Mineralized Vein	Notes

ZK0416	167.85	169.75	1.90	1.54	327	239	1.43	9.43	1.69	H17	UG*
ZK00+2508	53.49	55.20	1.71	1.46	398	58	0.03	8.39	0.16	H13	UG
	140.98	142.58	1.60	1.57	358	141	0.24	9.19	0.05	H17
ZK00+2509	104.65	105.70	1.05	0.95	354	20	0.08	1.18	1.77	New Zone	UG
	152.42	153.40	0.98	0.85	323	45	0.20	2.61	1.67	H17
ZK0111	76.37	78.86	2.49	1.52	373	59	3.10	1.20	1.78	H13	UG
	163.80	165.70	1.90	1.71	316	150	1.94	5.53	2.98	H17
ZK0215	154.08	155.82	1.74	1.48	326	41	0.81	0.96	0.17	H17	UG
ZK03+2501	73.08	74.01	0.93	0.79	393	240	0.38	1.48	1.42	H13	UG
ZK01+2502	129.61	131.41	1.80	1.57	329	90	0.13	4.08	4.50	H15	UG
ZK-H17-0012	320.02	323.62	3.60	1.29	311	86	0.26	2.43	7.85	H5	S**
	725.28	726.52	1.24	0.57	-34	286	9.65	4.30	2.19	H11
	784.85	786.27	1.42	0.65	-82	335	263.26	0.73	1.74	H13
	914.05	914.35	0.30	0.14	-184	25	3.31	0.84	0.55	H17
* Underground Drilling; ** Surface Drilling

Table 2: Selected drilling results from the TLP Mine

Hole	From (m)	To (m)	Interval (m)	True Width (m)	Elevation (m)	Ag(g/t)	Au(g/t)	Pb(%)	Zn(%)	Mineralized Vein	Notes

ZK-III-3514	387.50	389.50	2.00	1.30	250	12	0.03	3.10	0.03	T3	UG*
ZK-III-1526	820.71	821.65	0.94	0.63	121	7	0.00	2.97	0.14	T3E?	S**
ZK-III-3120	926.33	927.53	1.20	0.80	3	220	2.54	0.35	0.27	T3	S
ZK-III-3515	535.1	537.04	1.94	1.33	92	168	0.00	0.30	0.08	T3	UG
ZK-III-2318	214.70	216.13	1.43	0.73	545	115	0.44	1.03	1.47	New Zone	UG
	545.55	546.47	0.92	0.59	222	111	0.00	0.36	0.33	T3
ZK-III-1928	214.89	215.73	0.84	0.38	546	80	0.00	1.15	0.04	T1	UG
ZK-III-2728	553.24	556.47	3.23	1.56	234	117	0.51	2.51	0.20	T3	UG
	563.14	564.52	1.38	0.65	225	338	2.21	0.95	1.30	T3E
ZK-III-2729	639.15	640.40	1.25	0.50	139	9	0.00	5.54	0.50	T3	UG
ZK-III-0726	246.86	248.31	1.45	0.89	530	141	0.00	0.25	0.15	T1W1	UG
ZK-III-1820	532.03	532.83	0.80	0.47	380	22	<0.05	3.95	0.06	New Zone	S
	652.46	653.57	1.11	0.64	263	140	<0.05	0.71	0.02	New Zone
ZK-III-2510	428.29	430.10	1.81	1.48	404	145	1.07	4.53	0.69	T33	S
* Underground Drilling; ** Surface Drilling.

The planned 2014 exploration drilling program at the HPG and TLP mines will include two drill rigs at underground drilling stations and one drill rig at the surface to further test the extension of the deep mineralisation as demonstrated by the above drill holes.

Quality Control

Drill cores are NQ size. Drill core samples, limited by apparent mineralization contact or shear/alteration contact, were split into halves by saw cutting. One half of the cores are stored in the Company's core shacks for future reference and checking, and the other half core samples are shipped in security sealed bags to the Chengde Huakan 514 Geology and Minerals Testing and Research Institute in Chengde, Hebei Province, and the Analytical Lab of the Inner Mongolia Geological Exploration Bureau in Hohhot, Inner Mongolia. Both analytical labs are ISO9000 certified. For analysis the sample is dried and crushed to minus 1mm and then split to a 200-300g sub-sample which is further pulverized to minus 200 mesh. Two sub-samples are prepared from the pulverized sample. One is digested with aqua regia for gold analysis with AAS, and the other is digested with two-acids for analysis of silver, lead, and zinc.

A routine quality assurance/quality control procedure is adopted at each lab to monitor the analytical quality of the lab. Certified reference materials (“CRM”), pulp duplicates and blanks are inserted into each lab batch of samples. QA/QC data at the lab are attached to the assay certificates for each batch of samples.

The Company maintains its own comprehensive quality assurance and quality control program to ensure best practice in sample preparation and analysis of the drill core samples. Project geologists regularly insert CRM, field duplicates and blanks, to each batch of core samples, to monitor the sample preparation and analysis procedures at the labs. The analytical quality of the labs is further evaluated with external checks by sending about 3% of the pulp samples to higher level labs to check for lab bias.

Data from both the Company's and the commercial labs' QA/QC programs are reviewed on a timely basis by project geologists.

Rujin Jiang, P. Geo., is the Qualified Person on the project as defined under National Instrument 43-101. He has verified the information and has reviewed and approved the contents of this news release.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China, which has paid a cash dividend since 2007. The Company is currently developing the GC project in southern China, which it expects will become its next operating mine. The Company’s vision is to deliver shareholder value by focusing on the acquisition of small-scale projects with resource potential and self-fund the growth of those assets. For more information, please visit our website at www.silvercorp.ca.

For further information

Investor Relations
Silvercorp Metals Inc.

Phone: (604) 669-9397
Toll Free: 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining Camp; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2013 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

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